Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED DECEMBER 2, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement No. 14 is to disclose our acquisition of additional properties.

The disclosure appearing under the heading “Investment Portfolio—Investments in Real Property” beginning on page 114 of our prospectus is supplemented with the following:

Industrial Portfolio Acquisition

On November 26, 2019, we acquired a fee-simple interest in a 33-asset industrial portfolio (“MW Industrial Portfolio”) for approximately $319.6 million, excluding closing costs. The MW Industrial Portfolio is comprised of 4.1 million square feet of primarily Class A properties (2005 average vintage) in Chicago (43%), Indianapolis (33%), Columbus (16%) and Milwaukee (8%). The MW Industrial Portfolio is currently 98% leased to 50 tenants and has maintained an average occupancy of 96% since 2012. Chicago, Indianapolis and Columbus are all top-20 industrial markets in the United States and each have the ability for tenants to access over 50% of the U.S. population in under 24 hours. The MW Industrial Portfolio benefits from being in markets with strong transportation networks, low costs of doing business, and is largely comprised of “light industrial” product, which consists of buildings of less than 250,000 square feet. The majority of new industrial supply remains concentrated in the bulk industrial space (properties with greater than 250,000 square feet) with a declining number of attractive land sites for smaller, more infill light industrial properties that continue to witness the substantial majority of tenant demand.

Mixed-Use Property Acquisition

On November 21, 2019, we acquired a fee-simple interest in a mixed-use property (the “Exchange on Erwin”) for $111.25 million, excluding closing costs, in an off-market transaction. The Exchange on Erwin is comprised of 265 high-quality, 2017 and 2018-construction midrise multifamily units and 96,949 square feet of commercial space located in Durham, North Carolina, directly across the street from Duke University. The medical office component of the commercial space is 100% leased to Duke University medical tenants. The Exchange on Erwin multifamily units were 99% occupied and the commercial space was 95% leased as of the acquisition date. The property benefits from its proximity to Duke University and the Duke Health system. In addition to its location directly adjacent to Duke University, the Exchange on Erwin is near world-class medical facilities, within a strong biotech and innovation hub, and 15 minutes from Research Triangle Park, which is comprised of 22.5 million square feet of commercial space and home to approximately 55,000 employees.

SREIT-SUP14-1219